

January 8, 2007

Via Facsimile (617) 832-7000 and U.S. Mail

John D. Hancock, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts 01730

Re: Progress Software Corporation
         Schedule TO-I filed December 22, 2006, as amended
         SEC File No. 005-42022

Dear Mr. Hancock:

We have conducted a limited review of the filings listed above and have the following comments.

General

1.   We note your statement that a "eligible participant" is any person to whom you have granted eligible options and is subject to taxation in the United States. Please explain whether "eligible participant" includes former employees. If so, please explain why you believe the inclusion of former employees is consistent with the March 21, 2001 Global Exemptive Order for issuer exchange offers that are conducted for compensatory purposes.

2.   As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options "promptly" after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until January 20, 2008 at the earliest. Please provide your legal analysis as to how this delay in payment is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail than in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options. In addition, your discussion should address the reasons for the need to delay payments further for unvested options.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions